12TH FLOOR EAST TOWER  |  TWIN TOWERS  |  B-12 JIANGUOMENWAI DAJIE  |  BEIJING  |  100022

WWW.SHEARMAN.COM  |  T +86.10.5922.8000  |  F +86.10.6563.6000

RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

VIA EDGAR

February 7, 2012

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Megan Akst

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          SINA Corporation

Form 20-F for the fiscal year ended December 31, 2010

Filed May 31, 2011

File No. 000-30698

Dear Ms. Collins and Ms. Akst:

Reference is made to the letter received from the staff of the Securities and Exchange Commission dated January 25, 2012 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 of SINA Corporation (the “Company”).

In order to fully prepare the answers to the issues raised in your letter, we respectfully request on behalf of the Company an extension of the deadline to February 23, 2012 to respond to your letter.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-10-5922-8002.

Sincerely,

/s/ Alan D. Seem
Alan D. Seem

cc:	Charles Chao, SINA Corporation
Herman Yu, SINA Corporation

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.